SEC File No. 82-4364

03 JAN -2 AM 11: 0

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

19 December 2002

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003169

SUPPL

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Grant of Options under the Share Option Scheme of Linmark Group Limited

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 18 December 2002.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

dlw 1/22

Encl.

MASNET No. 113 OF 18.12.2002
Announcement No. 113

ROLY INTERNATIONAL HOLDINGS LTD

Grant of Options under the Share Option Scheme of Linmark Group Limited

Roly International Holdings Ltd. ("Company") wishes to announce that options to subscribe for an aggregate of 18,900,000 shares of US$0.02 each of Linmark Group Limited ("Linmark"), a 72.29%-subsidiary of the Company, have been granted to eligible persons on 6 November 2002 pursuant to the Share Option Scheme of Linmark ("Linmark Scheme").

The options are exercisable at the subscription price of HK$1.60 per share of Linmark (being the closing price of the shares of Linmark on The Stock Exchange of Hong Kong Limited on 6 November 2002, the date of grant) during the period from 6 November 2003 to 5 November 2008 subject to the special conditions as stated in the offer letters and the rules of the Linmark Scheme.

Out of the above 18,900,000 shares of Linmark issuable under the options, Mr. KHOO Kim Cheng, an executive director of the Company and Linmark, has been granted an option to subscribe for 2,200,000 shares of Linmark.

Mr. Steven Julien FENIGER, the chief executive officer of Linmark, has been granted an option to subscribe for 4,700,000 shares of Linmark. Since the above-mentioned option granted to Mr. Feniger, together with other options held by him, will enable him to subscribe for, if all options are exercised in full, more than one per cent. of the shares of Linmark in issue, such grant of option to Mr. Feniger on 6 November 2002 is conditional upon approval by shareholders of Linmark in general meeting under the rules of the Linmark Scheme.

A summary of the rules of the Linmark Scheme is contained in a circular dated 4 April 2002 of the Company.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 18/12/2002 to the SGX